SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

CALENDAR OF CORPORATE EVENTS – 2009

Company	Gafisa S.A.
Address (Headquarters):	Av. Nações Unidas 8501 – 19th floor – São Paulo SP ZIP CODE 05425-070
Website:	http://www.gafisa.com.br
Investor Relations Officer	Name: Alceu Duílio Calciolari
E-mail: ri@gafisa.com.br
Phone: (11) 3025-9305
Fax: (11) 3025-9348
Investor Relations Manager	Name: Luiz Maurício de Garcia Paula
E-mail: lmgarcia@gafisa.com.br
Phone: (11) 3025-9297
Fax: (11) 3025-9348
Newspapers in which the Company’s corporate documents are published	O Estado de São Paulo (São Paulo) Diário Oficial do Estado de São Paulo
The Company is subject to arbitration under the Arbitration Chamber of the market, in accordance with the commitment clause in its Bylaws.

Consolidated Financial Statements for the fiscal year ended December 31, 2008
EVENT	DATE
Availability to Shareholders	03/11/2009
Publication Date	03/11/2009
Filing at BOVESPA	03/11/2009

Standardized Financial Statements (DFP) for the fiscal year ended December 31, 2008
EVENT	DATE
Filing at BOVESPA	03/10/2009

Annual Financial Statements and Consolidated Financial Statements, in accordance with international financial standards, for the fiscal year ended December 31, 2008 (US GAAP)
EVENT	DATE
Filing at BOVESPA	04/30/2009

Payments to shareholders for the fiscal year ended 12/31/2008
Payment	Event - Date	Amount (R$)	Value R$/Share	Payment Date
			Common Stock
Dividends	Ordinary Shareholders' Meeting 04/30/2009	26,106,142.88	0.2009	It will be decided by the Board of Directors

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Annual Information (IAN) for the fiscal year ended December 31, 2008
EVENT	DATE
Filing at BOVESPA	05/25/2009

Quarterly Information (ITR)
EVENT	DATE
Filing at BOVESPA
Q1’09 (after market closes)	05/14/2009
Q2'09 (after market closes)	08/01/2009
Q3’09 (after market closes)	11/05/2009

Quarterly Information either in English or in accordance with international standards
EVENT	DATE
Filing at BOVESPA
Q1’09 (after market closes)	05/27/2009
Q2’09 (after market closes)	09/02/2009
Q3’09 (after market closes)	11/28/2009

Extraordinary and Ordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	03/31/2009
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	03/30/2009
Annual Shareholder’s Meeting	04/30/2009
Filing of the main resolutions of the Extraordinary and Ordinary Shareholders’ Meeting at the BOVESPA.	04/30/2009
Filing of the Minutes of the Extraordinary and Ordinary Shareholders’ Meeting at the BOVESPA	04/30/2009

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Second Call Notice	05/06/2009, 05/07/2009 and 05/08/2009
Filing of the Second Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	05/05/2009
Extraordinary Shareholders’ Meeting	05/18/2009
Filing of the main resolutions of the Extraordinary Shareholders’ Meeting at the BOVESPA.	05/18/2009
Filing of the Minutes of the Extraordinary Shareholders’ Meeting at the BOVESPA	05/18/2009
Filing of the Call Notice at the BOVESPA	10/15/2009
Publication of the Call Notice	10/15/2009
Extraordinary Shareholders’ Meeting	11/16/2009
Filing of the main resolutions of the Extraordinary Shareholders’ Meeting at the BOVESPA.	11/16/2009
Filing of the Minutes of the Extraordinary Shareholders’ Meeting at the BOVESPA	11/16/2009

Debenture Holders General Meeting
EVENT	DATE
Publication of the Call Notice	06/25/2009; 06/26/2009 and 06/27/2009
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	06/25/2009
Debenture Holders General Meeting – 4th Debenture Issue	07/13/2009
Filing of the main resolutions of the Debenture Holders General Meeting at the BOVESPA.	07/13/2009
Filing of the Minutes of the Debenture Holders General Meeting at the BOVESPA	07/13/2009

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts, open to any interested parties. Time and Venue to be defined.	Nov 2009

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.